Exhibit (a)(5)(xvii)

Press Release www.shire.com

Shire successfully completes tender offer for ViroPharma

Dublin, Ireland – January 24, 2014 – Shire plc (LSE: SHP, NASDAQ: SHPG) announces the successful completion of the tender offer for all of the outstanding shares of ViroPharma (NASDAQ: VPHM). The tender offer expired at midnight, New York City time, on Thursday, January 23, 2014 (one minute after 11:59 p.m., New York City time, on January 23, 2014), and was not extended.

As of midnight on January 23, 2014, approximately 53,745,956 common shares of ViroPharma (excluding 3,597,087 common shares of VIroPharma guaranteed to be delivered within the next three NASDAQ trading days) had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 79.5% of the outstanding common shares of ViroPharma.  All shares that were validly tendered and not withdrawn have been accepted for payment.

Later today, Shire expects to complete the merger of ViroPharma with one of its subsidiaries, and, in connection with the merger, all remaining common shares of ViroPharma (excluding shares held by ViroPharma, Shire or certain of their respective subsidiaries or holders who have properly demanded appraisal rights under Delaware law) will be converted into the right to receive $50 per share in cash, the same price that was paid in the tender offer. Following completion of the merger, ViroPharma will become a wholly owned subsidiary of Shire and its shares will cease to be traded on NASDAQ.

For further information please contact:

Investor Relations
Eric Rojas	erojas@shire.com	+1 781 482 0999
Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157
Media
Jessica Mann	jmann@shire.com	+44 1256 894 280
Gwen Fisher	gfisher@shire.com	+1 484 595 9836

NOTES TO EDITORS

Shire enables people with life-altering conditions to lead better lives.

Our strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

Registered in Jersey, No. 99854, 22 Grenville Street, St Helier, Jersey JE4 8PX

We provide treatments in Neuroscience, Rare Diseases, Gastrointestinal, Internal Medicine and we are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas.

www.shire.com

FORWARD - LOOKING STATEMENTS

Statements included in this announcement that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire's proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma's business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources; and

•
difficulties in integrating ViroPharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire's or ViroPharma's filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

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